

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Jonathan S. Huberman
Chief Executive Officer
Software Acquisition Group Inc.
1980 Festival Plaza Drive, Ste. 300
Las Vegas, Nevada

> **Re: Software Acquisition Group Inc.**
> **Preliminary Merger Proxy on Schedule 14A**
> **Filed August 12, 2020**
> **File No. 001-39139**

Dear Mr. Huberman:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Trade & Services